Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Filing of the 2020 U.S. Form 20-F and French “Document d’Enregistrement Universel” containing the Annual Financial Report

PARIS, France – March 4, 2021 - Sanofi announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document d’Enregistrement Universel” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

These documents are available on the company’s website: https://www.sanofi.com/en/investors/reports-and-publications/financial-and-csr-reports.

In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document d’Enregistrement Universel” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Sandrine Guendoul Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact